

Mail Stop 3720

August 4, 2008

Phillip B. Douglas
Chief Financial Officer
LifeCare Holdings, Inc.
5560 Tennyson Parkway
Plano, Texas 75024

Re: **LifeCare Holdings, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed March 28, 2008
        File no. 333-133319

Dear Mr. Douglas:

        We have reviewed your supplemental response letter dated July 24, 2008 as well as your filing and have the following comments. As noted in our comment letter dated July 7, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Goodwill, page 24

1. We note your response to prior comment 1. We note that the individual hospital administrators report directly to corporate operation managers. We also note that you have leased and owned facilities. Please provide us with your analysis of EITF Topic D-101 with respect to your conclusion that you have one reporting unit.

                                *   *   *   *

Phillip B. Douglas
LifeCare Holdings, Inc.
August 4, 2008
Page 2

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director